January 19, 2022
VIA EDGAR
Ms. Nudrat Salik
Mr. Alan Campbell
Ms. Laura Crotty
Ms. Mary Mast
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Mr. Campbell, Ms. Crotty and Ms. Mast,
On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 13, 2022 with respect to Amendment No. 3 to the Company’s registration statement on Form F-4 filed with the Commission on December 30, 2021 (the “Amendment No. 3”).
Concurrently with the submission of this letter, the Company is filing the Amendment No. 4 to the registration statement on Form F-4 (the “Amendment No. 4”). To facilitate your review, we will separately deliver to you a courtesy copy of the Amendment No. 4 marked to show changes to the Amendment No. 3.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4. The changes reflected in Amendment No. 4 include those made in response to the Staff’s comments as well as other updates.
Amendment No. 3 to Registration Statement on Form F-4
Cover Page
1.
We note your response to prior comment 1. Please revise your cover page to reflect your disclosure on pages 40 and 67 that your auditor is currently not inspected by the PCAOB and that therefore your shares would potentially become subject to a trading prohibition if you are a Commission-Identified Issuer for three consecutive years.
In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 4.
Selected Historical Financial Data of Prenetics, page 46
2.
We note your response to comment 4. Please address the following:

•
There are significant adjustments made in the consolidating schedules which are labeled as “Other Adjustments.” Please further clarify in the notes or in another manner the nature of these adjustments. Please also separately identify intercompany elimination adjustments;

•
The consolidating statements of profit or loss do not separately identify any intercompany amounts. Please advise or revise as necessary;

•
In the consolidating statement of profit or loss for the year ending December 31, 2020, the VIE column shows an other loss of $570,584. Please further clarify the nature of this amount in your disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 through 56 of the Amendment No. 4.
Unaudited Pro Forma Condensed Combined Financial Information, page 279
3.
We note your response to comment 6. Please correspondingly revise herein and throughout the filing, as necessary, the description of your pro forma financial information to indicate that it is as of September 30, 2021 rather than June 30, 2021. In addition, you state on pages 61, 285 and 289 that for pro forma and historical financial data purposes, the period ended June 30, 2021 is presented as a nine month period which includes the three months ended December 31, 2020 combined with the six months ended June 30, 2021. However, the disclosure on page 279 indicates the interim information for Prenetics is for the six months ended June 30, 2021. Please revise the filing for consistency. Notwithstanding the above, please consider the need to update the financial information throughout the filing for the year ended December 31, 2021 in accordance with Item 8 of the Form 20-F or include in an Exhibit the representations discussed in the Instructions to Item 8.A.4 of the Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosures on pages 57 through 60, page 281, pages 283 through 286, and pages 288 through 293 of the Amendment No. 4 to indicate that the pro forma financial information is as of September 30, 2021 rather than June 30, 2021. In addition, the Company has revised the disclosure on page 279 of the Amendment No. 4 to clarify that, for pro forma purposes, the period ended June 30, 2021 is presented as a nine month period which includes the three months ended December 31, 2020 combined with the six months ended June 30, 2021.
In response to the Staff’s comment regarding the need to update the financial information throughout the filing for the year ended December 31, 2021 in accordance with Item 8 of the Form 20-F or include in an Exhibit the representations discussed in the Instructions to Item 8.A.4 of the Form 20-F, the Company has included in an Exhibit to the Amendment No. 4 the representations discussed in the Instructions to Item 8.A.4 of the Form 20-F.
Consolidated Financial Statements, page F-3
4.
Please clarify at the top of the page, at a minimum on pages F-3 through F-7 and pages F-52 through F-56, the financial statements presented are for Prenetics Group Limited, for which the auditors’ report has been provided.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-3 through F-7 and pages F-52 through F-56 of the Amendment No. 4.
*      *      *

If you have any questions regarding the Amendment No. 4, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.
Very truly yours,
/s/ Jonathan Stone

Jonathan Stone
cc:
Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer,
Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Irene Chu, Partner, KPMG